Table of Contents
EXHIBIT 12

MARSHALL & ILSLEY CORPORATION
Computation of
Ratio of Earnings to Fixed Charges
($000's)

	Three Months
	Ended March 31,		Years Ended December 31,
	2009		2008	2007		2006		2005		2004
Excluding Interest on Deposits:
Income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	$(244,629)		$(2,502,117)	$713,475		$960,416		$869,990		$791,156
Less: Net income attributable to noncontrolling interests	(319)		(870)	(2,895)		(5,267)		(5,207)		(5,162)
Income (loss) from continuing operations before income taxes	$(244,948)		$(2,502,987)	$710,580		$955,149		$864,783		$785,994

Fixed charges:
Interest expense - short-term borrowings	3,992		139,627	236,671		186,746		106,220		61,144
Interest expense - long-term borrowings	99,956		454,413	585,025		476,540		329,876		196,160
1/3 of rent expense (1)	3,106		12,423	9,724		7,917		6,138		5,576
Fixed charges	107,054		606,463	831,420		671,203		442,234		262,880
Preferred stock dividends (2)	38,398		19,595	-		-		-		-

Fixed charges and preferred stock dividends	145,452		626,058	831,420		671,203		442,234		262,880

Earnings	$(137,894)		$(1,896,524)	$1,542,000		$1,626,352		$1,307,017		$1,048,874

Ratio of earnings to fixed charges (3)	n.m.		n.m.	1.85	x	2.42	x	2.96	x	3.99	x
Ratio of earnings to fixed charges and preferred dividends (3)	n.m.		n.m.	1.85	x	2.42	x	2.96	x	3.99	x

Including Interest on Deposits:
Income (loss) from continuing operations before income taxes	$(244,948)		$(2,502,987)	$710,580		$955,149		$864,783		$785,994

Fixed charges:
Fixed charges	107,054		606,463	831,420		671,203		442,234		262,880
Interest expense - deposits	138,089		902,944	1,231,252		1,083,392		562,552		281,271
Fixed charges	245,143		1,509,407	2,062,672		1,754,595		1,004,786		544,151
Preferred stock dividends (2)	38,398		19,595	-		-		-		-

Fixed charges and preferred stock dividends	283,541		1,529,002	2,062,672		1,754,595		1,004,786		544,151

Earnings	$195		$(993,580)	$2,773,252		$2,709,744		$1,869,569		$1,330,145

Ratio of earnings to fixed charges (3)	0.00	x	n.m.	1.34	x	1.54	x	1.86	x	2.44	x
Ratio of earnings to fixed charges and preferred dividends (3)	0.00	x	n.m.	1.34	x	1.54	x	1.86	x	2.44	x

(1) Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2) Assuming a Federal income tax rate of 35%.
(3) The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2009 and for the year ended December 31, 2008.

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